SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                              --------------------
                                 FINAL AMENDMENT
                                       TO
                                 SCHEDULE 13E-3

                        RULE 13E-3 TRANSACTION STATEMENT
       (PURSUANT TO SECTION 13(E) OF THE SECURITIES EXCHANGE ACT OF 1934)

                            TRI-COUNTY BANCORP, INC.
                            ------------------------
                                (Name of Issuer)

                            TRI-COUNTY BANCORP, INC.
                            ------------------------
                      (Name of Person(s) Filing Statement)

                          Common Stock, $.10 par value
                          ----------------------------
                         (Title of Class of Securities)

                                   895452 10 0
                                   -----------
                      (CUSIP Number of Class of Securities)

                                Robert L. Savage
                            Tri-County Bancorp, Inc.
                                2201 Main Street
                    Torrington, Wyoming 82240 (307) 532-2111
 -------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
           Communications on Behalf of the Person(s) Filing Statement)

     This statement is filed in connection with (check the appropriate box):

a. [ ] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b. [ ] The filing of a registration statement under the Securities Act of 1993.

c.   [X] A tender offer.

d.   [ ] None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [ ]

CALCULATION                    OF                   FILING                   FEE
--------------------------------------------------------------------------------
Transaction    Valuation*    Amount   of   filing   fee    $4,382,000    $876.40
--------------------------------------------------------------------------------
*For purposes of calculating the filing fee only. This assumes the purchase of 313,000 shares of common stock of the Issuer at the maximum tender offer price per share of $14.00. The amount of the filing fee, calculated in accordance with Regulation 240.0-11 of the Securities Exchange Act of 1934, equals 1/50th of one percentum of the value of the shares to be purchased.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:   876.40          Filing Party: Tri-County Bancorp, Inc.
Form or Registration No.: Schedule 13E-4  Date Filed: October 20, 1998

         This Final Amendment No. 2 to Schedule 13E-3 amends and supplements the
Schedule 13E-3 filed October 20, 1998 and amended on October 23, 1998, November 23, 1998 and December 8, 1998 filed by Tri-County Bancorp, Inc., a Wyoming corporation (the "Company") in connection with the issuer tender offer to be made by the Company to its stockholders to purchase up to 313,000 shares of its outstanding Common Stock, par value $0.10 per share (the "Shares") at prices of not greater than $14.00 nor less than $11.00 per Share net to the Seller in cash, upon the terms and subject to the conditions set forth in the Company's Offer to Purchase, dated October 23, 1998 (the "Offer to Purchase") and in the accompanying Letter of Transmittal, which together constitute the "Offer," copies of which are filed as Exhibits (d)(1) and (d)(2) hereto, respectively. Unless otherwise indicate, all references in this Statement are to the Offer to Purchase.

         The "Modified Dutch Auction" self-tender offer which commenced on October 20, 1998, expired at 5:00 p.m., Wyoming Time, December 7, 1998. Based on a final count, 313,000 shares tendered will be purchased at a price of $14.00 per share (the "Purchase Price"). This represents approximately 26.7% of the common shares outstanding. Odd lots tendered at or below the Purchase Price totaling 170 Shares will be purchased in their entirety. The remaining 312,830 Shares will be purchased on a 91.75 percent pro rata basis from shareholders who tendered a total of 341,143 shares to the Company at or below the Purchase Price. In addition, it is expected that the Company will purchase all Shares validly tendered by any shareholder who tendered all Shares owned, beneficially or of record, at or below the Purchase Price and who, as a result of proration, would then own, beneficially, an aggregate of fewer than 100 Shares. This represents 1,125 additional Shares.

         All Shares not purchased will be returned to tendering shareholders as promptly as practicable.

         The cross-reference sheet below is being supplied pursuant to General Instruction F to Schedule 13E-3 and shows the location in the Schedule 13E-4 filed by the Company with the Securities and Exchange Commission concurrently herewith required to be included in response to the items of this Statement. The information in such Schedule 13E-4 is hereby expressly incorporated herein by reference. A copy of such Schedule 13E-4, as amended, of the Company (excluding exhibits) is attached hereto as Exhibits f(1), f(3), f(5), f(8) and f(9).

                              CROSS REFERENCE SHEET

Item in                                              Location in
Schedule 13E-3                                       Schedule 13E-4
--------------                                       --------------

Item 1(a)                                            Item 1(a)
Item 1(b)                                            Item 1(b)
Item 1(c)                                            Item 1(c)
Item 1(d)                                                 *
Item 1(e)                                                 *
Item 1(f)                                                 *
Item 2                                               Item 1(d)
Item 3                                                    *
Item 4                                                    *
Item 5                                               Item 3
Item 6                                               Item 2
Item 7                                               Item 3
Item 8                                                    *
Item 9                                                    *
Item 10(a)                                                *
Item 10(b)                                           Item 4
Item 11                                              Item 5
Item 12                                                   *
Item 13                                                   *
Item 14                                              Item 7
Item 15(a)                                                *
Item 15(b)                                           Item 6
Item 16                                              Item 8
Item 17                                     Separately included herewith


-----------------------

* This Item is inapplicable or the answer thereto is in the negative.

17.      Material to be filed as Exhibits.

          (a)    Not applicable.

          (b)(1) Opinion of Keefe, Bruyette & Woods, Inc. dated October 23, 1998 delivered to the Board of Directors and the Special Committee of the Board (the "Special Committee") (See Annex I to Exhibit
                 (d)(1) included herein)***
          (b)(2) Report of Charles Webb & Company, a division of Keefe, Bruyette
                 & Woods, Inc.***
          (c)    Not applicable
          (d)(1) Offer to Purchase dated October 23, 1998****
          (d)(2) Letter of Transmittal**
          (d)(3) Notice of Guaranteed Delivery**
          (d)(4) Letter  from  Securities  Dealers,  Commercial  Banks and Trust
                 Companies to their Clients**
          (d)(5) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Nominees*
          (d)(6) Letter to  Stockholders  dated  October 23, 1998 from Robert L.
                 Savage, President and Chief Executive Officer of the Company*
          (d)(7) Letter to Participants  in the Tri-County  Federal Savings Bank
                 Employee Stock Ownership Plan*
          (d)(8) Question and Answer Brochure*
          (e)    Not applicable
          (f)(1) Schedule 13E-4 of the Company dated October 20, 1998 (excluding exhibits)*
          (f)(2) Press Release issued by the Company on October 20, 1998*
          (f)(3) Amendment No. 1 to Schedule  13E-4 of the Company dated October
                 23, 1998 (excluding exhibits)**
          (f)(4) Press  Release  issued by the  Company on October 20, 1998 (re:
                 3rd quarter earnings)**
          (f)(5) Amendment No. 2 to Schedule 13E-4 of the Company dated November
                 23, 1998 (excluding exhibits)***
          (f)(6) Form of Press Release  issued by the Company dated November 23,
                 1998 (re: extension of Offer)***
          (f)(7) Form of Press  Release  issued by the  Company on  December  8,
                 1998****
          (f)(8) Amendment  No. 3 to  Schedule  13E-4  dated  December  8, 1998
                 (excluding exhibits)****
          (f)(9) Final  Amendment  to  Schedule  13E-4 dated  December  10, 1998
                 (excluding exhibits)

--------------------
*    Previously filed on October 20, 1998 with Schedule 13E-3.
**   Previously  filed on October  23,  1998 with  Amendment  No. 1 to  Schedule
     13E-3.
***  Previously  filed on  November  23, 1998 with  Amendment  No. 2 to Schedule
     13E-3.
**** Previously  filed on  December  8, 1998 with  Amendment  No. 3 to  Schedule
     13E-3.

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




Dated:  December 10, 1998                            Tri-County Bancorp, Inc.



                                            By:      /s/ Robert L. Savage
                                               ---------------------------------
                                                 Name:   Robert L. Savage
                                                 Title:  President

                                  EXHIBIT INDEX

Exhibit
(a)    Not applicable.
(b)(1) Opinion of Keefe, Bruyette & Woods, Inc. dated October 23, 1998 delivered to the Board of Directors and the Special Committee of the Board (the
       "Special Committee") (See Annex I to Exhibit (d)(1) included herein)***
(b)(2) Report of Charles Webb & Company, a division of Keefe,  Bruyette & Woods,
       Inc.***
(c)    Not applicable
(d)(1) Offer to Purchase dated October 23, 1998****
(d)(2) Letter of Transmittal**
(d)(3) Notice of Guaranteed Delivery**
(d)(4) Letter from Securities Dealers, Commercial Banks and Trust Companies to their Clients**
(d)(5) Letter  to  Brokers,  Dealers,  Commercial  Banks,  Trust  Companies  and
       Nominees*
(d)(6) Letter to  Stockholders  dated  October 23,  1998 from Robert L.  Savage,
       President and Chief Executive Officer of the Company*
(d)(7) Letter to  Participants  in the Tri-County  Federal Savings Bank Employee
       Stock Ownership Plan*
(d)(8) Question and Answer Brochure*
(e)    Not applicable
(f)(1) Schedule 13E-4 of the Company dated October 20, 1998 (excluding exhibits)*
(f)(2) Press Release issued by the Company on October 20, 1998*
(f)(3) Amendment  No. 1 to Schedule  13E-4 of the Company dated October 23, 1998
       (excluding exhibits)**
(f)(4) Press Release issued by the Company on October 20, 1998 (re: 3rd quarter earnings)**
(f)(5) Amendment No. 2 to Schedule  13E-4 of the Company dated November 23, 1998
       (excluding exhibits)***
(f)(6) Form of Press Release  issued by the Company dated November 23, 1998 (re:
       extension of Offer)***
(f)(7) Form of Press Release issued by the Company on December 8, 1998****
(f)(8) Amendment No. 3 to Schedule 13E-4 dated December 8, 1998 (excluding exhibits)****
(f)(9) Final Amendment to Schedule 13E-4 dated December 10, 1998


--------------------
*    Previously filed on October 20, 1998.
**   Previously filed on October 23, 1998.
***  Previously  filed on  November  23, 1998 with  Amendment  No. 2 to Schedule
     13E-3.
**** Previously  filed on  December  8, 1998 with  Amendment  No. 3 to  Schedule
     13E-3.